Exhibit 3.5

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

FATE THERAPEUTICS, INC.

Fate Therapeutics, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Company”), hereby certifies as follows:

1. The Amended and Restated Certificate of Incorporation of the Company is hereby further amended by deleting Section A of Article FOURTH thereof and inserting the following in lieu thereof, so that, as amended, said Section A of Article FOURTH shall be read in its entirety as follows:

“A. The aggregate number of shares that the Company shall have authority to issue is 178,360,186 shares, divided into 110,000,000 shares of Common Stock each with the par value of $0.001 per share, and 68,360,186 shares of Preferred Stock each with the par value of $0.001 per share. 14,609,186 of the shares of Preferred Stock are designated “Series A Preferred” (the “Series A Preferred”), 12,080,000 shares of Preferred Stock are designated “Series B Preferred” (the “Series B Preferred”), 1,500,000 shares of Preferred Stock are designated “Series B-1 Preferred” (the “Series B-1 Preferred”), 29,000,000 shares of Preferred Stock are designated “Series C Preferred” (the “Series C Preferred”) and 11,171,000 shares of Preferred Stock are designated “Series C-1 Preferred” (the “Series C-1 Preferred”).

Effective immediately upon the filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), every 6.5 shares of Common Stock then issued and outstanding or held in the treasury of the Company immediately prior to the Effective Time shall be automatically reclassified and combined into one (1) share of Common Stock, without any further action by the holders of such shares (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. In lieu of any fractional shares to which a holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Company’s Board of Directors. Any stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of Common Stock as equals the applicable number of shares of Common Stock as adjusted to reflect the Reverse Stock Split.”

2. The foregoing amendment was duly adopted, in accordance with the provisions of Sections 141(f), 228 and 242 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Company.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer on this          day of             , 2013.

FATE THERAPEUTICS, INC.

By:
Christian Weyer
President